Exhibit 19.2

POLICY ON OPEN MARKET REPURCHASES OF FUND SHARES

Applicability: GSAM - Americas; Additional details found on the Document Landing Page

POLICY ON OPEN MARKET REPURCHASES OF FUND SHARES

Policy Requirements
1. Rule 10b5-1 Repurchase Plan

Each Fund will establish a written repurchase plan (a “Plan”) prior to effecting any share repurchases. A Plan must designate an administering broker who will execute trades pursuant to the Plan’s specifications. All repurchases of a Fund’s shares by the Fund must be made pursuant to the Fund’s Plan.

a. Rule 10b-18 Conditions:

A Plan will comply with all of the conditions of Rule 10b-18 on a daily basis, including without limitation:

i.
Manner of purchase condition: the Fund must use a single broker or dealer per day to bid for or purchase its shares under the Plan;
ii.
Timing condition: the Fund cannot purchase its shares at the open or during the last 30 minutes before the scheduled close of the primary trading session in the principal market for its shares; however, if the Fund’s shares has an average daily trading volume (“ADTV”) of at least $1 million and a public float value of at least $150 million, then the Fund can purchase its shares until the last 10 minutes before the scheduled close of the primary trading session in the principal market for its shares;
iii.
Price condition: the Fund cannot purchase its shares at a price higher than the highest independent bid price or the last independent transaction price, whichever is higher, quoted or reported in the consolidated system at the time the purchase is effected; and
iv.
Volume condition: the Fund’s purchase of its shares on any single day must not exceed 25% of ADTV for its shares.

b. Rule 10b5-1 Conditions:

A Plan will comply with all of the conditions of Rule 10b5-1, including without limitation:

i.
A Fund can only enter into a Plan when the Fund’s portfolio management team (“PM Team”) does not have any MNPI.
ii.
A Plan must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.
iii.
A Plan must (1) specify the amount of shares to be purchased and the price at which and the date on which the shares are to be purchased; or (2) include a written formula or algorithm, or computer program, for determining the amount of shares to be purchased and the price at which and the date on which the shares are to be purchased; and
iv.
A Plan must not permit the PM Team to exercise any subsequent influence over how, when, or whether to effect purchases.

A Plan can only be amended, suspended or terminated (other than by operation of the Plan’s terms) when the PM Team does not have any MNPI, subject to the approval of AM Public Legal and AM Public Compliance. In addition, no repurchases of a Fund’s shares, including those pursuant to a Plan, will be made during periods in which a Fund’s shares are in distribution, unless such repurchases comply with Rule 102 of Regulation M.

The operational workflow for the Plan and the responsible teams, which includes the Plan triggers, notification workflow, trade date activity, cash prep activity and settlement date activity, are contained in a playbook for each Fund.

2. Reporting Requirements

POLICY ON OPEN MARKET REPURCHASES OF FUND SHARES

a.
BDCs

As required by Regulation S‐K and Forms 10‐Q and 10‐K, a BDC will disclose quarterly all open market share repurchases in tabular form, including: (a) the total number of shares, by month, repurchased during the past quarter; (b) the average price paid per share; (c) the number of shares that were purchased as part of a publicly announced Plan; and (d) the maximum number (or approximate dollar value) of shares that may yet be purchased under the Plan.

For publicly announced Plans, a BDC will also disclose (by footnotes to the table) the following information: (a) the announcement date; (b) the share or dollar amount approved; (c) the expiration date (if any) of a Plan; (d) whether a Plan has expired during the period covered by the table; and (e) whether the BDC has determined to terminate a Plan prior to expiration or the BDC does not intend to make further purchases under a Plan.

In addition, a BDC must provide notice to shareholders of its intention to repurchase its shares within the preceding six months of any share repurchases as required by Sections 23(c)(1) and 63 of the Investment Company Act of 1940.

b.
Board Reporting

A Fund’s Plan has to be authorized and approved by the Board of Directors/Trustees (the “Board”) of the Fund. The PM Team will provide the Board with a quarterly report regarding trade information on open market repurchases.

If an affiliated broker-dealer is used to effect the Fund’s share repurchases, AM Public Compliance will provide the Board with 17e-1 transaction reporting, in accordance with the Policy and Procedure on Rule 17e-1 Transactions.